UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100) TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934 AND

RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

(Amendment No. 3)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

(Name of the Issuer)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

(Name of Filing Persons)

Preferred Shares, no par value, and

American Depositary Shares, each representing one Preferred Share

(Title of Class of Securities)

N/A (Preferred Shares)

64109T201 (American Depositary Shares)

(CUSIP Number of Class of Securities)

José Antonio Guaraldi Felix

Investor Relations Officer

Rua Verbo Divino, 1356

São Paulo-SP-04719-002

Brazil

Telephone: (55)-11-2111-2785

with copies to:

Nicolas Grabar, Esq.

Neil Whoriskey, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Telephone: (212)-225-2000

(Name, Addresses and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$72,329,522.68	$8,302.90

(1)	Estimated for purposes of calculating the filing fee pursuant to Rule 0-11(d) only. The Transaction Valuation was calculated assuming the purchase of all outstanding Preferred Shares, no par value (including Preferred Shares represented by American Depositary Shares), other than shares owned directly or indirectly by the Filing Persons at a purchase price of R$29.02 in cash per Preferred Share. As of August 19, 2013, there were 228,503,916 Preferred Shares outstanding (including Preferred Shares represented by American Depositary Shares), of which 223,080,448 are owned directly or indirectly by the Filing Persons. As a result, this calculation assumes the purchase of 5,423,468 outstanding Preferred Shares. The Transaction Valuation was calculated in Brazilian reais (R$) and converted into U.S. dollars at the exchange rate in effect on October 11, 2013 of U.S.$1 = R$2.176, as reported by Bloomberg L.P.
(2)	The total filing fee of $8,302.90 was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and is the sum of (i) $8,176.57 (paid on August 13, 2012), which is the product of $71,348,734.58 (the transaction value calculated at the exchange rate in effect on August 8, 2012 of U.S.$1 = R$2.025, as reported by Bloomberg L.P.) and 0.0001146 (the Fee Rate then in effect based on Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011), and (ii) $126.33 (paid on October 17, 2013), which is the product of $980,788.10 (the difference between the previous transaction value of $71,348,734.58 and the current Transaction Value of $72,329,522.68) and 0.0001288 (the Fee Rate currently in effect based on Fee Rate Advisory #1 for fiscal year 2014, issued on August 30, 2013).

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Total Amount Previously Paid: $8,302.90	Filing Parties: Empresa Brasileira de Telecomunicações S.A. – Embratel and Embratel Participações S.A.
Form or Registration No: Schedule TO	Dates Filed: August 13, 2012 and October 17, 2013

Purpose of Amendment

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on October 17, 2013, as previously amended and supplemented (the “Schedule 13E-3”), by Net Serviços de Comunicação S.A. (“Net”). The Schedule 13E-3 relates to the offer (the “Offer”) by Empresa Brasileira de Telecomunicações S.A.—Embratel (“Embratel”) and Embratel Participações S.A. (“Embrapar,” and together with Embratel, the “Offerors”) to purchase any and all outstanding common shares, no par value (“Common Shares”), and outstanding preferred shares, no par value (“Preferred Shares”), including Preferred Shares represented by American Depositary Shares (“ADSs”), of Net, other than those held by the Offerors or their affiliates, in cash at a price of 29.62 Brazilian reais per Common Share and per Preferred Share, in each case plus interest at the benchmark interest rate of the Interbank Deposit Certificate, Certificado de Depósito Interbancário, calculated pro rata from November 13, 2013 through the Auction Date, net of the applicable stock exchange and settlement fee, any applicable brokerage fees or commissions and applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated October 17, 2013, as amended and supplemented, and the related ADS letter of transmittal.

Except as otherwise indicated in this Amendment No. 3, the information contained in the Schedule 13E-3 remains unchanged. Capitalized terms used in this Amendment No. 3 without definition shall have the meanings specified in the Schedule 13E-3.

Item 16.    Exhibits

Item 16 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(2)(iii)	Amendment No. 3 to Schedule 14D-9 (incorporated herein by reference to Net’s Amendment No. 3 to Schedule 14D-9, filed on November 13, 2013).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/s/ Roberto Catalão Cardoso
Name:	Roberto Catalão Cardoso
Title:	Chief Financial Officer

Dated: November 13, 2013

EXHIBIT INDEX

(a)(1)(i)*	Offer to Purchase, dated October 17, 2013 (incorporated herein by reference to Exhibit (a)(1)(i) of the Schedule TO, filed by the Offerors on October 17, 2013).

(a)(1)(ii)*	Form of ADS Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(ii) of the Schedule TO, filed by the Offerors on October 17, 2013).

(a)(1)(iii)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(iii) of the Schedule TO, filed by the Offerors on October 17, 2013).

(a)(1)(iv)*	Form of Letter to Clients (incorporated herein by reference to Exhibit (a)(1)(iv) of the Schedule TO, filed by the Offerors on October 17, 2013).

(a)(1)(v)*	Notice of Unified Offer to Purchase Common Shares and Preferred Shares Issued by Net, as made public on October 17, 2013 (English translation) (incorporated herein by reference to Exhibit 99.1 of the Offerors’ pre-commencement communication filing on Schedule TO on October 17, 2013).

(a)(1)(vi)*	Form of Summary Advertisement published on October 17, 2013, in The New York Times (incorporated herein by reference to Exhibit (a)(1)(vi) of the Schedule TO, filed by the Offerors on October 17, 2013).

(a)(2)*	Schedule 14D-9 (incorporated herein by reference to Net’s Schedule 14D-9, filed on October 17, 2013).

(a)(2)(i)*	Amendment No. 1 to Schedule 14D-9 (incorporated herein by reference to Net’s Amendment No. 1 to Schedule 14D-9, filed on October 30, 2013).

(a)(2)(ii)*	Amendment No. 2 to Schedule 14D-9 (incorporated herein by reference to Net’s Amendment No. 2 to Schedule 14D-9, filed on November 8, 2013).

(a)(2)(iii)	Amendment No. 3 to Schedule 14D-9 (incorporated herein by reference to Net’s Amendment No. 3 to Schedule 14D-9, filed on November 13, 2013).

(b)	None.

(c)(i)*	Valuation Report by BTG Pactual, filed with the Comissão de Valores Mobiliários on June 6, 2012 (English translation) (incorporated herein by reference to Exhibit 99.1 of the Offerors’ pre-commencement communication filing on Schedule TO on June 7, 2012).

(c)(ii)*	Revised Valuation Report by BTG Pactual, filed with the Comissão de Valores Mobiliários, as made public on October 1, 2013 (English translation) (incorporated herein by reference to Exhibit 99.1 of the Offerors’ pre-commencement communication filing on Schedule TO on October 2, 2013).

(c)(iii)*	Revised Valuation Report by BTG Pactual, filed with the Comissão de Valores Mobiliários, as made public on September 27, 2013 (English translation) (incorporated herein by reference to Exhibit 99.1 of the Offerors’ pre-commencement communication filing on Schedule TO on September 27, 2013).

(c)(iv)*	Opinion of Banco de Investimentos Credit Suisse (Brasil) S.A., dated October 15, 2013, to the Board of Directors of Net Serviços de Comunicação S.A. (incorporated herein by reference to Annex A to Net’s Schedule 14D-9, filed on October 17, 2013).

(c)(v)*	Presentation of Banco de Investimentos Credit Suisse (Brasil) S.A., dated October 15, 2013, to the Board of Directors of Net Serviços de Comunicação S.A.

(d)(i)*	Shareholders’ Agreement, dated as of December 21, 2012, among EG, the Offerors and GB, and Net, América Móvil and Globo, as intervening parties (English translation) (incorporated herein by reference to Net’s report on Form 6-K, furnished to the SEC on December 26, 2012).

(d)(ii)*	Shareholders’ Agreement, dated as of December 21, 2012, among Globo and the Offerors, and EG, Net and América Móvil, as intervening parties (English translation) (incorporated herein by reference to Net’s report on Form 6-K, furnished to the SEC on December 27, 2012).

(d)(iii)*	Loan and Guaranty Agreement, dated June 19, 2008, among Banco Inbursa S.A., Net and the guarantor subsidiaries parties thereto (English translation) (incorporated herein by reference to Exhibit e(20) to Net’s Schedule 14D-9, filed on September 14, 2010).

(f)	Not Applicable.

(g)	None.

*	Previously filed.

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